SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 15,802,409
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 7,443,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,867,591 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,443,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,443,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,443,574 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 4:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule C hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec.

      Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 16,867,591 shares of Common Stock, or approximately 30.8% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 7,443,574 shares of Common Stock, or approximately 13.6% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement, Voting Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 7,443,574 shares of Common Stock held by Astec.

      By virtue of the Voting Agreement, the details of which are set forth under Item 4 of this Statement, Emerson may be deemed to have the shared power to vote or direct the vote of the 8,358,835 shares of Common Stock held by the Stockholders holding such shares as of May 9, 2006 for the limited purposes described in Item 4 of this Statement.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 7,443,574 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule C hereto.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

Exhibit 4:	Voting Agreement dated as of October 30, 2001 between Emerson Electric Co. and John R. Bertucci, Claire R. Bertucci and certain other parties set forth in Schedule 1 to such Voting Agreement.[4]

Exhibit 5:	Joinder Agreement to the Voting Agreement dated as of December 14, 2001 by Robinson Hill L.P.[5]

2 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

3 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

4 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

5 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2006

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

Name: Timothy G. Westman
Title: Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Timothy G. Westman

Name: Timothy G. Westman
Title: Secretary

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch Companies, Inc.
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo Modelo, S.A. de C.V.
Grupo Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief Financial Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

Name and Business Address	Present Principal Occupation Including Name of Employer

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of Emerson

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE C

Date	Reporting Person	Shares of Common Stock	Price/Share	Transaction

4/06/2006	Emerson Electric Co. (1)	15,000	$23.4712(2)	open market sale
4/07/2006	Emerson Electric Co. (1)	15,000	$23.2170(3)	open market sale
4/10/2006	Emerson Electric Co. (1)	15,000	$22.3270(4)	open market sale
4/11/2006	Emerson Electric Co. (1)	15,000	$22.7222(5)	open market sale
4/12/2006	Emerson Electric Co. (1)	15,000	$22.9536(6)	open market sale
4/13/2006	Emerson Electric Co. (1)	15,000	$23.2552(7)	open market sale
4/17/2006	Emerson Electric Co. (1)	15,000	$22.8708(8)	open market sale
4/18/2006	Emerson Electric Co. (1)	15,000	$23.2776(9)	open market sale
4/19/2006	Emerson Electric Co. (1)	15,000	$24.3337(10)	open market sale
4/20/2006	Emerson Electric Co. (1)	15,000	$24.3494(11)	open market sale
4/21/2006	Emerson Electric Co. (1)	15,000	$24.2383(12)	open market sale
4/24/2006	Emerson Electric Co. (1)	15,000	$24.1183(13)	open market sale
4/25/2006	Emerson Electric Co. (1)	15,000	$24.3160(14)	open market sale
4/26/2006	Emerson Electric Co. (1)	15,000	$24.0333(15)	open market sale
4/27/2006	Emerson Electric Co. (1)	15,000	$24.2800(16)	open market sale
4/28/2006	Emerson Electric Co. (1)	5,000	$23.4558(17)	open market sale
5/01/2006	Emerson Electric Co. (1)	45,336	$23.4904(18)	open market sale
5/02/2006	Emerson Electric Co. (1)	56,822	$23.4456(19)	open market sale
5/03/2006	Emerson Electric Co. (1)	40,119	$23.8872(20)	open market sale
5/04/2006	Emerson Electric Co. (1)	44,379	$24.5750(21)	open market sale
5/05/2006	Emerson Electric Co. (1)	22,424	$24.4016(22)	open market sale
5/08/2006	Emerson Electric Co. (1)	19,507	$24.4229(23)	open market sale

(1)	By Astec

(2)	The sale was effected in multiple transactions, at varying prices per share, on April 6, 2006, as follows: 100 shares at $23.17; 200 at $23.21; 200 at $23.26; 300 at $23.28; 100 at $23.30; 400 at $23.31; 500 at $23.32; 100 at $23.33; 500 at $23.34; 100 at $23.35; 1 at $23.36; 300 at $23.37; 400 at $23.38; 600 at $23.39; 200 at $23.40; 300 at $23.41; 400 at $23.42; 600 at $23.43; 428 at $23.44; 519 at $23.45; 100 at $23.46; 500 at $23.48; 400 at $23.49; 800 at $23.50; 700 shares at $23.51; 600 at $23.52; 1,755 at $23.53; 741 at $23.54; 756 at $23.55; 200 at $23.56; 400 at $23.57; 400 at $23.58; 400 at $23.59; 100 at $23.60; 100 at $23.63; 200 at $23.66; 200 at $23.67; 200 at $23.69; and 200 at $23.70. The weighted average sales price for these transactions was $23.4712 per share.

(3)	The sale was effected in multiple transactions, at varying prices per share, on April 7, 2006, as follows: 200 shares at $22.96; 100 at $22.97; 200 at $22.98; 200 at $22.99; 200 at $23.00; 200 at $23.01; 300 at $23.03; 100 at $23.05; 200 at $23.06; 500 at $23.07; 100 at $23.11; 200 at $23.12; 100 at $23.13; 700 at $23.14; 500 at $23.15; 800 at $23.16; 600 at $23.17; 800 at $23.18; 1,000 at $23.19; 454 at $23.20; 900 at $23.21; 300 at $23.22; 900 at $23.23; 400 at $23.24; 804 at $23.25; 800 shares at $23.26; 500 at $23.27; 246 at $23.28; 696 at $23.29; 100 at $23.30; 200 at $23.31; 300 at $23.32; 200 at $23.35; 100 at $23.36; 100 at $23.37; 300 at $23.55; 100 at $23.61; 200 at $23.65; 200 at $23.66; and 200 at $23.71. The weighted average sales price for these transactions was $23.2170 per share.

(4)	The sales were effected in multiple transactions, at varying prices, on April 10, 2006, as follows: 200 shares at $22.13; 200 at $22.14; 100 at $22.15; 400 at $22.17; 400 at $22.18; 900 at $22.21; 600 at $22.22; 100 at $22.23; 200 at $22.24; 1,700 at $22.25; 511 at $22.26; 389 at $22.27; 600 at $22.28; 900 at $22.29; 1,700 at $22.30; 500 at $22.31; 200 at $22.32; 600 at $22.34; 400 at $22.35; 100 at $22.36; 400 at $22.38; 200 at $22.39; 700 shares at $22.40; 400 at $22.41; 300 at $22.42; 400 at $22.43; 100 at $22.44; 300 at $22.45; 100 at $22.46; 200 at $22.47; 100 at $22.50; 200 at $22.53; 400 at $22.56; 100 at $22.78; 200 at $22.80; and 200 at $22.97. The weighted average sales price for these transactions was $22.3270 per share.

(5)	The sales were effected in multiple transactions, at varying prices, on April 11, 2006, as follows: 200 shares at $22.23; 200 at $22.31; 100 at $22.35; 200 at $22.37; 200 at $22.38; 100 at $22.40; 200 at $22.41; 300 at $22.46; 100 at $22.48; 100 at $22.51; 200 at $22.54; 300 at $22.57; 200 at $22.58; 200 at $22.59; 200 at $22.62; 200 at $22.63; 200 at $22.64; 300 at $22.67; 300 at $22.69; 646 at $22.70; 454 at $22.71; 700 at $22.72; 500 at $22.73; 100 at $22.74; 500 at $22.75; 300 shares at $22.76; 300 at $22.77; 1,200 at $22.78; 700 at $22.79; 1,313 at $22.80; 1,200 at $22.81; 600 at $22.82; 1,013 at $22.83; 400 at $22.85; 174 at $22.86; 500 at $22.87; 100 at $22.89; 100 at $22.90; 200 at $22.94; 1 at $22.95; 99 at $22.96; and 100 at $22.98. The weighted average sales price for these transactions was $22.7222 per share.

(6)	The sales were effected in multiple transactions, at varying prices, on April 12, 2006, as follows: 100 shares at $22.79; 100 at $22.80; 100 at $22.83; 500 at $22.84; 200 at $22.85; 200 at $22.86; 300 at $22.87; 209 at $22.88; 500 at $22.89; 800 at $22.90; 883 at $22.91; 800 at $22.92; 900 at $22.93; 1,500 at $22.94; 800 at $22.95; 1,300 at $22.96; 500 at $22.97; 1,400 at $22.98; 200 at $22.99; 800 at $23.00; 708 at $23.01; 400 at $23.02; 700 at $23.05; 400 at $23.06; 200 at $23.07; 300 at $23.08; 100 at $23.09; and 100 at $23.11. The weighted average sales price for these transactions was $22.9536 per share.

(7)	The sales were effected in multiple transactions, at varying prices, on April 13, 2006, as follows: 200 shares at $23.00; 600 at $23.03; 500 at $23.04; 200 at $23.06; 400 at $23.08; 200 at $23.09; 300 at $23.10; 300 at $23.12; 200 at $23.13; 1,000 at $23.14; 200 at $23.16; 100 at $23.17; 500 at $23.18; 681 at $23.19; 500 at $23.20; 600 at $23.22; 100 at $23.23; 200 at $23.24; 600 at $23.25; 200 at $23.26; 97 at $23.27; 400 at $23.28; 200 at $23.29; 300 at $23.30; 100 shares at $23.31; 400 at $23.32; 400 at $23.33; 1,418 at $23.34; 700 at $23.35; 600 at $23.36; 500 at $23.37; 100 at $23.38; 300 at $23.39; 305 at $23.40; 300 at $23.41; 200 at $23.42; 100 at $23.43; 400 at $23.45; 100 at $23.46; 99 at $23.49; 100 at $23.52; 100 at $23.54; and 200 at $23.55. The weighted average sales price for these transactions was $23.2552 per share.

(8)	The sales were effected in multiple transactions, at varying prices, on April 17, 2006, as follows: 300 shares at $22.57; 400 at $22.58; 300 at $22.59; 1,400 at $22.60; 300 at $22.61; 878 at $22.63; 300 at $22.64; 100 at $22.65; 500 at $22.66; 200 at $22.67; 400 at $22.69; 400 at $22.70; 100 at $22.72; 500 at $22.73; 100 at $22.74; 459 at $22.75; 100 at $22.76; 100 at $22.77; 200 at $22.84; 100 at $22.91; 340 at $22.92; 360 at $22.93; 300 at $22.94; 527 at $22.95; 500 at $22.96; 400 at $22.97; 200 at $22.99; 400 shares at $23.01; 700 at $23.02; 100 at $23.03; 100 at $23.04; 500 at $23.05; 200 at $23.09; 200 at $23.10; 336 at $23.11; 300 at $23.12; 500 at $23.13; 300 at $23.14; 300 at $23.16; 100 at $23.18; 200 at $23.19; 200 at $23.20; 400 at $23.24; 100 at $23.25; 100 at $23.31; 100 at $23.32; and 100 at $23.33. The weighted average sales price for these transactions was $22.8708 per share.

(9)	The sales were effected in multiple transactions, at varying prices, on April 18, 2006, as follows: 200 shares at $22.62; 200 at $22.80; 400 at $22.87; 100 at $22.89; 100 at $22.90; 100 at $22.91; 200 at $22.92; 100 at $22.93; 200 at $22.94; 300 at $22.95; 500 at $22.97; 200 at $23.04; 100 at $23.07; 400 at $23.08; 100 at $23.09; 400 at $23.10; 200 at $23.12; 100 at $23.13; 500 at $23.14; 200 at $23.15; 200 at $23.16; 200 at $23.18; 200 at $23.19; 100 at $23.22; 100 at $23.23; 300 at $23.25; 300 shares at $23.26; 300 at $23.27; 200 at $23.28; 100 at $23.29; 300 at $23.31; 400 at $23.33; 400 at $23.34; 100 at $23.35; 500 at $23.40; 200 at $23.41; 700 at $23.43; 300 at $23.44; 1,700 at $23.45; 900 at $23.46; 527 at $23.47; 400 at $23.48; 700 at $23.49; 477 at $23.50; 400 at $23.51; 200 at $23.52; 100 at $23.53; and 96 at $23.54. The weighted average sales price for these transactions was $23.2776 per share.

(10)	The sales were effected in multiple transactions, at varying prices, on April 19, 2006, as follows: 5,200 shares at $24.25; 1,000 at $24.26; 200 at $24.27; 1,000 at $24.28; 18 at $24.29; 782 at $24.30; 500 at $24.32; 300 at $24.33; 500 at $24.34; 600 at $24.36; 500 at $24.37; 200 at $24.38; 300 at $24.42; 400 at $24.43; 100 at $24.44; 800 at $24.45; 500 at $24.46; 200 at $24.47; 600 at $24.48; 400 at $24.49; 500 at $24.50; 200 at $24.51; and 200 at $24.52. The weighted average sales price for these transactions was $24.3337 per share.

(11)	The sales were effected in multiple transactions, at varying prices, on April 20, 2006, as follows: 100 shares at $23.91; 200 at $23.92; 200 at $24.00; 300 at $24.01; 100 at $24.03; 200 at $24.06; 100 at $24.10; 100 at $24.11; 200 at $24.12; 300 at $24.17; 300 at $24.18; 300 at $24.19; 300 at $24.20; 200 at $24.21; 200 at $24.22; 100 at $24.23; 700 at $24.24; 400 at $24.25; 500 at $24.26; 200 at $24.29; 500 at $24.30; 400 shares at $24.31; 100 at $24.32; 111 at $24.33; 500 at $24.34; 300 at $24.35; 300 at $24.36; 100 at $24.38; 400 at $24.39; 100 at $24.40; 100 at $24.41; 100 at $24.42; 800 at $24.44; 900 at $24.45; 400 at $24.46; 300 at $24.47; 728 at $24.48; 600 at $24.49; 2,861 at $24.50; 200 at $24.52; and 200 at $24.57. The weighted average sales price for these transactions was $24.3494 per share.

(12)	The sales were effected in multiple transactions, at varying prices, on April 21, 2006, as follows: 1,600 shares at $24.00; 200 at $24.14; 100 at $24.15; 230 at $24.17; 2,200 at $24.18; 270 at $24.19; 1,701 at $24.20; 800 at $24.21; 600 at $24.22; 100 at $24.24; 899 at $24.25; 700 at $24.26; 1,274 at $24.27; 600 at $24.28; 126 at $24.29; 200 at $24.30; 400 at $24.31; 594 at $24.38; 106 at $24.39; 1,200 at $24.40; 200 at $24.41; 100 at $24.42; 200 at $24.43; 100 at $24.44; 200 at $24.46; 100 at $24.47; and 200 at $24.51. The weighted average sales price for these transactions was $24.2383 per share.

(13)	The sales were effected in multiple transactions, at varying prices, on April 24, 2006, as follows: 200 shares at $23.87; 200 at $23.91; 400 at $23.92; 200 at $23.93; 200 at $23.95; 500 at $23.96; 800 at $23.97; 300 at $23.99; 600 at $24.00; 800 at $24.01; 500 at $24.02; 400 at $24.03; 200 at $24.04; 400 at $24.05; 200 at $24.06; 400 at $24.07; 400 at $24.08; 200 at $24.09; 200 at $24.10; 200 at $24.11; 200 at $24.12; 200 at $24.13; 400 at $24.14; 400 shares at $24.16; 192 at $24.17; 300 at $24.18; 408 at $24.19; 100 at $24.20; 800 at $24.21; 200 at $24.22; 500 at $24.23; 800 at $24.24; 1,400 at $24.25; 300 at $24.26; 600 at $24.27; 200 at $24.28; 200 at $24.29; 300 at $24.30; and 200 at $24.32. The weighted average sales price for these transactions was $24.1183 per share.

(14)	The sales were effected in multiple transactions, at varying prices, on April 25, 2006, as follows: 987 shares at $24.30; 10,352 at $24.31; 982 at $24.32; 1,200 at $24.33; 13 at $24.34; 808 at $24.35; and 658 at $24.36. The weighted average sales price for these transactions was $24.3160 per share.

(15)	The sales were effected in multiple transactions, at varying prices, on April 26, 2006, as follows: 100 shares at $23.51; 200 at $23.52; 400 at $23.63; 100 at $23.64; 200 at $23.65; 100 at $23.69; 95 at $23.70; 100 at $23.77; 100 at $23.80; 200 at $23.82; 100 at $23.86; 200 at $23.90; 100 at $23.91; 300 at $23.99; 200 at $24.01; 200 at $24.02; 877 at $24.03; 622 at $24.04; 1,500 shares at $24.05; 1,500 at $24.06; 1,100 at $24.07; 600 at $24.08; 1,000 at $24.09; 200 at $24.10; 1,400 at $24.11; 1,000 at $24.12; 1,000 at $24.13; 700 at $24.14; 500 at $24.15; 300 at $24.16; and 6 at $24.17. The weighted average sales price for these transactions was $24.0333 per share.

(16)	The sales were effected in multiple transactions, at varying prices, on April 27, 2006, as follows: 213 shares at $23.93; 87 at $23.95; 100 at $23.96; 100 at $23.98; 300 at $23.99; 200 at $24.02; 400 at $24.04; 200 at $24.05; 200 at $24.12; 200 at $24.13; 300 at $24.14; 500 at $24.15; 500 at $24.16; 900 at $24.17; 100 at $24.18; 900 at $24.19; 1,600 at $24.20; 400 at $24.21; 800 at $24.22; 200 at $24.23; 300 at $24.24; 100 at $24.25; 500 at $24.27; 100 at $24.28; 300 at $24.29; 500

at $24.30; 300 at $24.31; 600 at $24.32; 200 at $24.33; 100 at $24.34; 300 at $24.35; 200 shares at $24.36; 300 at $24.37; 300 at $24.41; 100 at $24.43; 200 at $24.47; 300 at $24.50; 100 at $24.51; 100 at $24.52; 300 at $24.53; 100 at $24.55; 100 at $24.67; 200 at $24.69; 200 at $24.70; 100 at $24.71; 100 at $24.73; 200 at $24.74; and 600 at $24.75. The weighted average sales price for these transactions was $24.2800 per share.

(17)	The sales were effected in multiple transactions, at varying prices, on April 28, 2006, as follows: 200 shares at $22.49; 200 at $22.57; 100 at $22.64; 300 at $22.65; 200 at $22.95; 100 at $23.25; 200 at $23.43; 100 at $23.45; 200 at $23.49; 300 at $23.51; 400 at $23.56; 200 at $23.58; 100 at $23.59; 100 at $23.61; 100 at $23.64; 200 at $23.70; 200 at $23.71; 400 at $23.72; 500 at $23.73; 400 at $23.79; 100 at $23.84; 100 at $23.85; and 300 at $23.89. The weighted average sales price for these transactions was $23.4558 per share.

(18)	The sales were effected in multiple transactions, at varying prices, on May 1, 2006, as follows: 300 shares at $22.97; 100 at $22.99; 2,700 at $23.00; 100 at $23.01; 800 at $23.02; 2,400 at $23.03; 1,000 at $23.04; 300 at $23.05; 300 at $23.06; 100 at $23.07; 100 at $23.11; 200 at $23.13; 500 at $23.14; 200 at $23.15; 131 at $23.16; 400 at $23.18; 700 at $23.20; 200 at $23.21; 227 at $23.22; 400 at $23.23; 400 at $23.24; 100 at $23.25; 200 at $23.26; 100 at $23.28; 100 at $23.29; 200 at $23.30; 300 at $23.31; 1,100 at $23.32; 200 at $23.33; 377 at $23.34; 100 at $23.36; 400 at $23.37; 800 at $23.38; 1,100 at $23.39; 1,000 at $23.40; 500 shares at $23.41; 300 at $23.42; 100 at $23.44; 700 at $23.45; 700 at $23.46; 200 at $23.47; 600 at $23.50; 800 at $23.51; 300 at $23.52; 300 at $23.53; 100 at $23.54; 500 at $23.55; 400 at $23.56; 600 at $23.57; 313 at $23.58; 637 at $23.59; 189 at $23.60; 1,195 at $23.61; 900 at $23.62; 800 at $23.63; 610 at $23.64; 1,092 at $23.65; 1,055 at $23.66; 700 at $23.67; 600 at $23.68; 400 at $23.69; 1,495 shares at $23.70; 300 at $23.71; 500 at $23.72; 500 at $23.73; 500 at $23.74; 1,000 at $23.75; 200 at $23.76; 400 at $23.77; 500 at $23.78; 400 at $23.79; 300 at $23.80; 200 at $23.81; 400 at $23.82; 200 at $23.83; 200 at $23.84; 700 at $23.85; 500 at $23.86; 665 at $23.88; 683 at $23.89; 309 at $23.90; 700 at $23.91; 58 at $23.92; 100 at $23.93; 500 at $23.94; 700 at $23.95; 300 at $23.96; 200 at $23.98; 400 at $24.00; 100 at $24.01; and 100 at $24.04. The weighted average sales price for these transactions was $23.4904 per share.

(19)	The sales were effected in multiple transactions, at varying prices, on May 2, 2006, as follows: 700 shares at $22.88; 100 at $22.89; 200 at $22.90; 300 at $22.91; 100 at $23.10; 200 at $23.12; 400 at $23.13; 700 at $23.14; 200 at $23.15; 400 at $23.16; 300 at $23.18; 100 at $23.19; 100 at $23.20; 200 at $23.21; 300 at $23.22; 100 at $23.23; 144 at $23.24; 500 at $23.25; 200 at $23.26; 400 at $23.27; 300 at $23.28; 300 at $23.29; 700 at $23.30; 1,400 at $23.31; 1,400 at $23.32; 1,800 at $23.33; 900 at $23.34; 1,500 at $23.35; 900 at $23.36; 500 at $23.37; 700 at $23.38; 800 at $23.39; 1,200 at $23.40; 1,619 shares at $23.41; 2,400 at $23.42; 2,302 at $23.43; 6,079 at $23.44; 1,100 at $23.45; 300 at $23.46; 1,547 at $23.47; 2,700 at $23.48; 1,500 at $23.49; 2,600 at $23.50; 300 at $23.51; 143 at $23.52; 200 at $23.53; 200 at $23.54; 400 at $23.55; 700 at $23.56; 600 at $23.57; 1,500 at $23.58; 1,000 at $23.59; 1,510 at $23.60; 1,804 at $23.61; 786 at $23.62; 1,247 at $23.63; 800 at $23.64; 268 at $23.65; 700 at $23.66; 673 at $23.67; 1,300 at $23.68; 1,700 at $23.69; 400 at $23.70; 369 at $23.71; and 31 at $23.72. The weighted average sales price for these transactions was $23.4456 per share.

(20)	The sales were effected in multiple transactions, at varying prices, on May 3, 2006, as follows: 600 shares at $23.48; 100 at $23.49; 100 at $23.50; 500 at $23.62; 100 at $23.63; 100 at $23.64; 400 at $23.67; 200 at $23.68; 100 at $23.69; 200 at $23.70; 100 at $23.71; 100 at $23.73; 500 at $23.74; 200 at $23.75; 200 at $23.76; 700 at $23.78; 518 at $23.79; 800 at $23.80; 1,000 at $23.81; 1,900 at $23.82; 900 at $23.83; 1,700 at $23.84; 1,360 at $23.85; 3,900 at $23.86; 2,600 at $23.87; 2,884 at $23.88; 1,300 at $23.89; 1,800 at $23.90; 2,364 shares at $23.91; 1,136 at $23.92; 200 at $23.93; 900 at $23.94; 993 at $23.95; 843 at $23.96; 400 at $23.97; 900 at $23.98; 921 at $23.99; 1,067 at $24.00; 1,633 at $24.01; 200 at $24.02; 300 at $24.03; 100 at $24.04; 500 at $24.05; 200 at $24.06; 100 at $24.07; 300 at $24.08; 200 at $24.09; 500 at $24.10; 800 at $24.11; 300 at $24.12; 200 at $24.13; and 200 at $24.16. The weighted average sales price for these transactions was $23.8872 per share.

(21)	The sales were effected in multiple transactions, at varying prices, on May 4, 2006, as follows: 100 shares at $24.20; 500 at $24.23; 200 at $24.24; 899 at $24.25; 13 at $24.26; 201 at $24.27; 200 at $24.28; 200 at $24.29; 100 at $24.30; 387 at $24.32; 400 at $24.33; 100 at $24.36; 199 at $24.38; 200 at $24.39; 300 at $24.40; 800 at $24.41; 100 at $24.42; 700 at $24.44; 190 at $24.45; 290 at $24.46; 792 at $24.47; 1,000 at $24.48; 1,700 at $24.49; 1,108 at $24.50; 800 at $24.51; 1,100 at $24.52; 2,000 at $24.53; 699 at $24.54; 1,100 at $24.55; 600 shares at $24.56; 1,701 at $24.57; 2,700 at $24.58; 2,100 at $24.59; 700 at $24.60; 500 at $24.61; 800 at $24.62; 1,500 at $24.63; 300 at $24.64; 1,500 at $24.65; 2,300 at $24.66; 1,200 at $24.67; 2,500 at $24.68; 6,500 at $24.69; 1,000 at $24.70; 200 at $24.71; 1,400 at $24.73; and 500 at $24.74. The weighted average sales price for these transactions was $24.5750 per share.

(22)	The sales were effected in multiple transactions, at varying prices, on May 5, 2006, as follows: 200 shares at $24.14; 200 at $24.15; 200 at $24.16; 100 at $24.17; 100 at $24.18; 149 at $24.23; 100 at $24.24; 200 at $24.25; 100 at $24.26; 100 at $24.27; 200 at $24.28; 1211 at $24.29; 600 at $24.3; 600 at $24.31; 500 at $24.32; 700 at $24.33; 600 at $24.34; 1800 at $24.35; 400 at $24.36; 1000 at $24.37; 2100 at $24.38; 1300 at $24.39; 600 at $24.4; 100 at $24.41; 462 at $24.42; 200 at $24.43; 700 at $24.44; 700 at $24.45; 200 at $24.46; 200 at $24.47; 200 at $24.48; 1000 at $24.49; 2200 at $24.5; 1800 at $24.51; 300 at $24.52; 100 at $24.53; 200 at $24.54; 100 at $24.55; 202 at $24.58; 200 at $24.61; 200 at $24.62; 200 at $24.63; and 100 at $24.67. The weighted average sales price for these transactions was $24.4016.

(23)	The sales were effected in multiple transactions, at varying prices, on May 8, 2006, as follows: 400 shares at $24.21; 100 at $24.25; 600 at $24.26; 200 at $24.27; 200 at $24.28; 100 at $24.29; 300 at $24.3; 100 at $24.31; 200 at $24.33; 200 at $24.34; 300 at $24.35; 100 at $24.36; 900 at $24.37; 3660 at $24.38; 740 at $24.39; 600 at $24.4; 533 at $24.41; 700 at $24.42; 1600 at $24.43; 700 at $24.44; 1290 at $24.45; 1100 at $24.46; 497 at $24.47; 1000 at $24.48; 1287 at $24.49; 600 at $24.5; 100 at $24.53; 100 at $24.56; 200 at $24.57; 200 at $24.61; 100 at $24.62; 100 at $24.66; 400 at $24.68; 100 at $24.7; and 200 at $24.71. The weighted average sales price for these transactions was $24.4229.